VINYL PRODUCTS, INC. LETTERHEAD

January 13, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:      Jay Ingram, Esq.
Jessica Kane, Esq.
Jenn Do
Al Pavot

Re:         Vinyl Products, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 9, 2009
File No. 333-158254

Annual Report on Form 10-K/A
Filed on November 13, 2009
File No. 000-52769

Ladies and Gentlemen:

This letter sets forth the responses of Vinyl Products, Inc. ("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2009 (the "Comment Letter") concerning (i) Amendment No. 3 to the Company’s Registration Statement on Form S-1/A) as filed with the Commission on December 9, 2009 (the “Registration Statement”) and (ii) the Company's Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2008 as filed with the Commission on November 13, 2009 (the "2008 Form 10-K/A-1").

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein, in the case of the responses supplied to comments to the Registration Statement, are to Amendment No. 4 to Form S-1 ("Amendment No. 4") and, in the case of the responses supplied to comments to the 2008 Form 10-K/A-1, to Amendment No. 2 to Form 10-K on Form 10-K/A ("2008 Form 10-K/A-2").  Amendment No. 4 is being filed with the Commission on the date hereof.  The 2008 Form 10-K/A-2 was filed with the Commission on January 8, 2010.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Registration Statement on Form S-1/A, Filed on December 9, 2009

September 30, 2009 Financial Statements

1.  We note the following discrepancies in the September 30, 2009 statement of operations on page F-14 and the statement of cash flows on page F-16:

•	Statement of operations: Rent is $72,210; however, the September 30, 2009 Form 10-Q/A shows that rent is $78,210.
•	Statement of cash flows:

•
Increase/Decrease in Accounts Payable and Accrued Expensed for the nine months ended September 30, 2009 and 2008 is ($23,079) and $50,326, respectively; however, the September 30, 2009 Form 10-Q/A shows that these amounts are $18,421 and $46,858, respectively;

•
Increase/(Decrease) in Income Taxed Payable for the nine months ended September 309, 2009 and 2008 is $20,750 and ($8,432), respectively; however, the September 30, 2009 Form 10-Q/A shows that these amounts are ($20,750 and $3,468, respectively;

•	Vehicle Loan Proceeds, net of Principal Payments for the nine months ended September 309, 2009 is $45,754; however, the September 30, 2009 Form 10-Q/A shows that this amounts is ($12,421).

As these discrepancies would materially affect the various subtotals of the statement of operations and statement of cash flows, which we note are the same as in the September 30, 2009 Form 10-Q/A despite the differences, please advise or revise your document accordingly.

Response

The Company advises the Staff that the numerical information included in its quarterly report on Form 10-Q/A for the nine months ended September 30, 2009 as filed with the Commission on November 24, 2009 is accurate and that the financial statements included in Amendment No. 4 have been revised to conform to the numerical information included in such quarterly report.

December 31, 2008 Form 10-K/A filed on November 13, 2009

2.  Please revise your document to state management's conclusion regarding the effectiveness of internal control over financial reporting.

Response

The Company advises the Staff that it has revised "Item 9A. Controls and Procedures" in the 2008 Form 10-K/A-2 to clearly state that management of the Company concluded that as of December 31, 2008, the Company's internal control over financial reporting was not effective.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at (714) 210-8888 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,
VINYL PRODUCTS, INC.

By:	/s/ Gordon Knott
Gordon Knott, President